Exhibit 99.1

Unaudited Interim Report

for the three-month period ended 31 March 2023

The following is a review of our financial condition and results of operations as of 31 March 2023 and for the three-month periods ended 31 March 2023 and 2022, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the three-month period ended 31 March 2023, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2022 filed with the SEC on 17 March 2023 (“2022 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2022 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 31 March 2023 and for the three-month period ended 31 March 2023 and 2022 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 31 March 2023 and for the three-month period ended 31 March 2023 and 2022. The reported numbers as of 31 March 2023 and for the three-month period ended 31 March 2023 and 2022 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three-month period ended 31 March 2023 and 2022 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 167,000 employees based in nearly 50 countries worldwide. For 2022, AB InBev’s reported revenue was USD 57.8 billion (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2022 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2022 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

global, regional and local economic weakness and uncertainty, including the risks of an economic downturn, recession and/or inflationary pressures in one or more of our key markets, and the impact they may have on us, our customers and our suppliers and our assessment of that impact;

•

continued geopolitical instability (including as a result of the ongoing conflict between Russia and Ukraine), which may have a substantial impact on the economies of one or more of our key markets and may result in, among other things, disruptions to global supply chains, increases in commodity and energy prices with follow-on inflationary impacts, and economic and political sanctions;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses or increase our prices to offset increased costs;

•	failure to meet our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	damage to our reputation or brand image;

•	climate change and other environmental concerns;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological disruptions, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in this document that are not historical; and

•	our success in managing the risks involved in the foregoing.

Many of these risks and uncertainties are, and will be, exacerbated by the ongoing conflict between Russia and Ukraine and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2022 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management Comments

Consistent execution of our strategy drives double-digit top and bottom-line growth

We delivered top-line growth of 13.2%1 in the first quarter of 2023 comprised of a mix of 0.9%2 volume and 12.4%1 revenue per hl growth, driven by pricing actions, ongoing premiumization and other revenue management initiatives. Normalized EBITDA increased by 13.6%3 in the first quarter of 2023 compared to the same period of 2022, despite anticipated commodity cost headwinds and while increasing sales and marketing investments in our brands. Underlying EPS increased by 8.7%.

Progressing our strategic priorities

We continue to execute on and invest in three key strategic pillars to deliver consistent growth and long-term value creation

•	Lead and grow the category: We are executing on five proven and scalable levers to drive category expansion:

o

Inclusive Category: Through our focus on brand, pack and liquid innovations, we continued to increase the average percentage of consumers purchasing our portfolio of brands, according to our estimates. The increase in participation was led by consumers in our emerging markets.

o	Core Superiority: In the first quarter of 2023, our mainstream portfolio delivered low-teens[1] revenue growth and gained market share in 75% of our key markets, according to our estimates.

o

Occasions Development: Our global no-alcohol beer portfolio delivered over 30%[1] revenue growth in the first quarter of 2023, with our performance driven by Budweiser Zero in Brazil and the US, where the brand was the #1 no-alcohol beer by volume in the first quarter of 2023, and growth of Corona Cero across Canada and Europe. In addition, our digital direct-to-consumer products are enabling a deeper understanding of our consumers, resulting in the development of new consumption occasions such as Brahma Soccer Wednesday’s and Corona Sunsets.

o

Premiumization: Our above core beer portfolio grew revenue by mid-teens[1] in the first quarter of 2023, led by continued double-digit growth[1] of Michelob ULTRA in the US and Mexico and double-digit growth[1] of Original and Spaten in Brazil. Our global brands grew revenue by 15.4%1,[4] outside of their home markets in the first quarter of 2023, led by Budweiser with 17.8%[1,4] growth, supported by the return of consumer demand in China and continued growth in India. Stella Artois grew by 13.3%[1,4] and Corona by 11.9%[1,4].

o

Beyond Beer: Our global Beyond Beer business contributed over USD 325 million of revenue in the first quarter of 2023 and grew by low-single digits[1] as growth globally was partially offset by a soft malt-based seltzer industry in the US. In Brazil, Beats successfully activated demand during the return of Carnival and delivered over 75%[1] revenue growth in the first quarter of 2023. In the US, within the spirits-based ready-to-drink segment, Cutwater and NÜTRL vodka seltzer combined grew revenue by over 50%[1] in the first quarter of 2023.

•	Digitize and monetize our ecosystem:

o

Digitizing our relationships with more than 6 million customers globally: As of 31 March 2023, BEES is live in 20 markets with approximately 62% of our revenues this quarter captured through B2B digital platforms. In the first quarter of 2023, BEES had 3.1 million monthly active users and captured approximately USD 8.2 billion in gross merchandise value (GMV), growth of 16% and 32% versus the first quarter of 2022 respectively. BEES Marketplace is live in 15 markets with 59% of BEES customers also Marketplace buyers. Marketplace captured approximately USD 295 million in GMV from sales of third-party products, growth of 34% versus the same period last year.

o

Leading the way in DTC solutions: Our omnichannel direct-to-consumer (DTC) ecosystem of digital and physical products generated revenue of more than USD 330 million, high-single digit growth compared to the first quarter of 2022. Our digital DTC products, Ze Delivery, TaDa and PerfectDraft are now available in 20 markets, and generated over USD 100 million in revenue, representing low-teens growth versus the first quarter of 2022.

1 Excluding the effects of the 2022 and 2023 acquisitions and disposals and currency translation effects, see “—Revenue” below.

2 Excluding volume changes attributable to the 2022 and 2023 acquisitions and disposals and transfers of businesses, see “—Volumes” below.

3 Normalized EBITDA is a non-IFRS measure. For a discussion of how we use Normalized EBITDA, and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

4 The growth of our global brands (excluding the effects of the 2022 and 2023 acquisitions and disposals and currency translation effects, see “—Revenue” below), Budweiser, Stella Artois and Corona, excludes exports to Australia for which a perpetual license was granted to a third party upon disposal of the Australia operations in 2020.

•

Optimize our business: Normalized EBITDA grew by 13.6%[2], supported by disciplined resource allocation and overhead management. Our bond portfolio maintains a very manageable weighted average pre-tax coupon rate of approximately 4% with 95% of the portfolio fixed rate. In recognition of our deleveraging progress and strong free cash flow generation our credit rating was recently upgraded from Baa1 to A3 by Moody’s and from BBB+ to A- by S&P.

Advancing our sustainability priorities

We continue to deliver on our sustainability agenda to enable our commercial vision and fulfill our company purpose. Collaboration is key to achieving a more sustainable future and, this quarter, we were named a top 2022 Supplier Engagement Leader by CDP in recognition of the action we are taking to drive decarbonization across our supply chain.

Creating a future with more cheers

Through the consistent implementation of our category expansion levers, we continue to lead and grow the beer category delivering broad-based volume and revenue growth across our markets. Digitizing and monetizing our ecosystem is bringing us closer than ever to our customers and consumers and we continue to optimize our business with a relentless focus on disciplined resource allocation and everyday efficiency.

We are investing for the long-term and continue to build on our platform to deliver consistent profitable growth. Our industry leading portfolio of brands across all price points, advantaged geographic footprint and accelerated digital transformation position us well to generate value for our stakeholders and deliver on our purpose to create a future with more cheers.

Results of Operations for the Three-Month Period Ended 31 March 2023 Compared to Three-Month Period Ended 31 March 2022

Effective 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs are reported in exceptional net finance income/(cost). As a result, the relevant financial information for the three-month period ended 31 March 2022 has been amended to conform to the basis of presentation for the three-month period ended 31 March 2023 to reflect this change in classification.

The table below presents our condensed consolidated results of operations for the three-month periods ended 31 March 2023 and 2022.

	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022	Change

	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	140,548	139,344	0.9
Revenue	14,213	13,235	7.4
Cost of sales	(6,517)	(5,989)	(8.8)
Gross profit	7,696	7,246	6.2
Selling, General and Administrative expenses	(4,344)	(4,116)	(5.5)
Other operating income/(expenses)	152	164	(7.3)
Exceptional items	(46)	(96)	52.1
Profit from operations	3,457	3,198	8.1
Normalized EBITDA(²)	4,759	4,486	6.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Normalized EBITDA is a non-IFRS measure. For a discussion of how we use Normalized EBITDA and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

Volumes

Our reported volumes include both beer and beyond beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe and Middle Americas. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022	Change

	(thousand hectoliters)		(%)(1)
North America	23,853	24,087	(1.0)
Middle Americas	34,271	34,249	0.1
South America	40,286	40,394	(0.3)
EMEA	19,958	20,124	(0.8)
Asia Pacific	22,114	20,288	9.0
Global Export and Holding Companies	66	202	(67.3)

Total	140,548	139,344	0.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the three-month period ended 31 March 2023 increased by 1.2 million hectoliters, or 0.9%, to 140.5 million hectoliters compared to our consolidated volumes for the three-month period ended 31 March 2022. The results for the three-month period ended 31 March 2023 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023 (collectively, the “2022 and 2023 acquisitions and disposals”).

The 2022 and 2023 acquisitions and disposals include acquisitions and disposals which were individually not significant and had no significant impact on our volumes for the three-month period ended 31 March 2023 compared to the three-month period ended 31 March 2022.

Excluding volume changes attributable to the 2022 and 2023 acquisitions and disposals, our own beer volumes increased 0.4% in the three-month period ended 31 March 2023 compared to the three-month period ended 31 March 2022. On the same basis, in the three-month period ended 31 March 2023, our non-beer volumes increased 3.6% compared to the same period in 2022.

North America

In the three-month period ended 31 March 2023, our volumes in North America decreased by 0.2 million hectoliters, or 1.0%, compared to the three-month period ended 31 March 2022.

In the United States, our sales-to-wholesalers (“STWs”) declined by 1.6% and our sales-to-retailers (“STRs”) declined by 3.0%, estimated to be below the industry. The beer industry performance improved in the first quarter of 2023, demonstrating resilience even in the context of an ongoing inflationary environment. We continue to execute our commercial strategy, with our above core beer and Beyond Beer brands collectively increasing their share of our revenue. Our above core beer portfolio continued to gain share of the segment, according to IRI, growing volumes by low-single digits. In Beyond Beer, our spirits-based ready-to-drink portfolio grew volume by strong double-digits.

In Canada, our volume increased by mid-single digits, outperforming the industry, and was supported by a favorable comparable from COVID-19 restrictions implemented in the first quarter of 2022.

Middle Americas

In the three-month period ended 31 March 2023, our volumes in Middle Americas increased by 0.1%, compared to the three-month period ended 31 March 2022.

In Mexico, our volumes grew by low-single digits in the first quarter of 2023, outperforming the industry, supported by the phasing impact of an earlier Easter. We delivered broad-based volume growth across all price segments of our portfolio in the first quarter of 2023, driven by ongoing portfolio development and digital transformation. Our above core brands once again led our growth, increasing volumes by low-teens, driven by Michelob ULTRA and Modelo. We continued to progress our digital and physical DTC initiatives with our digital DTC platform, TaDa, now operating in over 50 cities and fulfilling on average over 300,000 orders per month and further expansion of our Modelorama footprint to over 10,000 stores.

In Colombia, our volumes declined by low-single digits in the first quarter of 2023, as overall consumer demand was impacted by inflationary pressures. We continue to invest behind our category expansion levers to lead and grow the category, with our beer portfolio continuing to gain share of total alcohol. Our leading mainstream portfolio drove our performance, with a particularly strong performance from Poker which grew volumes high-single digits in the first quarter of 2023.

In Peru, volumes increased by low-single digits.

In Ecuador, volumes increased by low-single digits, supported by a favorable comparable from COVID-19 restrictions implemented in January last year. We continue to focus on expanding the beer category and driving premiumization.

South America

In the three-month period ended 31 March 2023, our volumes in South America decreased by 0.1 million hectoliters, or 0.3%, compared to the three-month period ended 31 March 2022, with our beer volumes decreasing 1.8% and soft drinks increasing 4.0%.

Excluding volume changes attributable to transfers of businesses from the Global Export and Holding Companies, our total volumes decreased by 0.2% in the three-month period ended 31 March 2023, compared to the same period last year.

On the same basis, in Brazil, our total volume grew by 2.5% with beer volumes increasing by 0.9%, representing stable market share according to our estimates, and non-beer volumes by 7.3% in the first quarter of 2023. Our premium and super premium portfolios continued to outperform, delivering volume growth in the mid-thirties, led by Original and Spaten. Non-beer volume growth was led by the performance of Guaraná Antarctica Zero and Pepsi Black and supported by the expansion of portfolio availability through BEES. BEES Marketplace continued to expand partnerships and product availability, reaching over 700,000 customers, a 70% increase compared to the first quarter of 2022. Our digital DTC platform, Zé Delivery, has now reached 5 million monthly active users, a 9% increase compared to the first quarter of 2022.

On the same basis, in Argentina, volumes declined by high-single digits in the first quarter of 2023, due primarily to inflationary pressures impacting consumer purchasing power.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the three-month period ended 31 March 2023 decreased by 0.2 million hectoliters, or 0.8%, with our own beer volumes increasing by 1.5%, compared to the three-month period ended 31 March 2022. Excluding volume changes attributable to transfers of businesses from the Global Export and Holding Companies, our total volumes decreased by 1.0% in the three-month period ended 31 March 2023, compared to the same period last year.

On the same basis, in Europe, we reported flattish volume growth in the first quarter of 2023, driven by pricing actions, ongoing demand for our premium brands and on-premise recovery. We continued to premiumize our portfolio.

In South Africa, volumes grew by low-single digits in the first quarter of 2023, ahead of the industry according to our estimates. The momentum of our business continued, delivering record high volumes for the first quarter of 2023. Our performance was led by Carling Black Label.

In Africa excluding South Africa, beer volumes declined by approximately 20% in the first quarter of 2023 in Nigeria, in-line with the industry according to our estimates. Industry performance was impacted by a temporary lack of local currency limiting the ability of consumers to purchase goods.

Asia Pacific

For the three-month period ended 31 March 2023, our volumes increased by 1.8 million hectoliters, or 9.0%, compared to the three-month period ended 31 March 2022.

In China, volumes grew by 7.4% in the first quarter of 2023, outperforming the industry according to our estimates, as the operating environment in our key regions and sales channels improved throughout the quarter. We delivered volume growth across all segments of our portfolio driven by continued investment behind our commercial strategy. Our performance was led by our premium and super premium brands which grew volumes by approximately 10% compared to the first quarter of 2022. The roll out and adoption of the BEES platform has accelerated, with BEES now present in over 180 cities, and representing approximately 40% of our revenue in March 2023.

In South Korea, volumes grew by double-digits in the first quarter of 2023 driven by the strong performance of our local champion Cass, continued market share expansion and further improvement in the operating environment.

Global Export & Holding Companies

For the three-month period ended 31 March 2023, Global Export and Holding Companies volumes decreased by 0.1 million hectoliters, or 67.3% compared to the same period last year.

Excluding transfer of businesses mainly to the South America and Europe zone, our total volumes decreased by 55.7% in the three-month period ended 31 March 2023, compared to the same period last year.

Revenue

The following table reflects changes in revenue across our business segments for the three-month period ended 31 March 2023 as compared to our revenue for the three-month period ended 31 March 2022:

	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022	Change

	(USD million)		(%)(1)
North America	3,973	3,803	4.5
Middle Americas	3,489	3,098	12.6
South America	3,107	2,707	14.8
EMEA	1,823	1,799	1.3
Asia Pacific	1,705	1,636	4.2
Global Export & Holding Companies	117	191	(38.7)

Total	14,213	13,235	7.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 14,213 million for the three-month period ended 31 March 2023. This represented an increase of USD 978 million, or 7.4%, compared to our consolidated revenue for the three-month period ended 31 March 2022 of USD 13,235 million. The results for the three-month period ended 31 March 2023 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023 and (ii) currency translation effects.

•

The 2022 and 2023 acquisitions and disposals had no significant impact on our consolidated revenue for the three-month period ended 31 March 2023 compared to the three-month period ended 31 March 2022.

•

Our consolidated revenue for the three-month period ended 31 March 2023 also reflects a negative currency translation impact of USD 741 million mainly arising from currency translation effects in EMEA, South America and Asia Pacific.

Excluding the effects of the 2022 and 2023 acquisitions and disposals and currency translation, our revenue increased 13.2% and by 12.4% on a per hectoliter basis in the three-month period ended 31 March 2023 compared to the same period in 2022. This increase in our consolidated revenue was partially impacted by the increase in volumes discussed above and the increase in our revenue on a per hectoliter basis was driven by pricing actions, ongoing premiumization and other revenue management initiatives.

The growth in our revenue per hectoliter in the three-month period ended 31 March 2023 was most significant in South America, Middle Americas and EMEA.

•

In South America, the growth in the revenue per hectoliter in Argentina was driven primarily by revenue management initiatives in a highly inflationary environment. In Brazil, we reported double-digit revenue per hectoliter growth, driven by revenue management initiatives and continued premiumization.

•	In Middle Americas, the growth in the revenue per hectoliter was driven by pricing actions and other revenue management initiatives.

•	In EMEA, the growth in the revenue per hectoliter in Europe was driven by pricing actions, ongoing demand for our premium brands, revenue management initiatives and on-premise recovery.

On the same basis, combined revenues of our global brands, Budweiser, Stella Artois and Corona, increased by 15.4% outside their home markets in the three-month period ended 31 March 2023 compared to the same period of 2022.

We are reporting our Argentinean operation applying hyperinflation accounting under IAS 29, following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, since 2018. Inflation in Argentina has accelerated over the past 12 months, resulting in a more significant impact on the revenue growth (excluding the effects of the 2022 and 2023 acquisitions and disposals and currency translation effects) of AB InBev than historically. For illustrative purposes, fully excluding the Argentinean operation, the revenue growth (excluding the effects of the 2022 and 2023 acquisitions and disposals and currency translation effects) for AB InBev for the first quarter of 2023 would be 9.1%.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the three-month period ended 31 March 2023 as compared to the three-month period ended 31 March 2022:

	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022	Change

	(USD million)		(%)(1)
North America	(1,675)	(1,563)	(7.2)
Middle Americas	(1,355)	(1,190)	(13.9)
South America	(1,526)	(1,374)	(11.1)
EMEA	(1,004)	(914)	(9.8)
Asia Pacific	(823)	(775)	(6.2)
Global Export & Holding Companies	(134)	(173)	22.5

Total	(6,517)	(5,989)	(8.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 6,517 million for the three-month period ended 31 March 2023. This represented an increase of USD 528 million, or 8.8% compared to our consolidated cost of sales for the three-month period ended 31 March 2022. The results for the three-month period ended 31 March 2023 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023 and (ii) currency translation effects.

•

The 2022 and 2023 acquisitions and disposals did not have a significant impact on our consolidated cost of sales for the three-month period ended 31 March 2023 compared to the three-month period ended 31 March 2022.

•

Our consolidated cost of sales for the three-month period ended 31 March 2023 also reflects a positive currency translation impact of USD 301 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the effects of the 2022 and 2023 acquisitions and disposals and currency translation, our cost of sales increased by USD 839 million or 14.0%. Our consolidated cost of sales for the three-month period ended 31 March 2023 was partially impacted by increase in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 13.5%. This was primarily driven by anticipated commodity cost headwinds. The increase in cost of sales per hectoliter was most significant in South America, with Argentina in a high inflationary environment, EMEA and Middle Americas.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the three-month period ended 31 March 2023 as compared to the three-month period ended 31 March 2022. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the three-month period ended 31 March 2023 were USD 4,192 million, representing an increase of USD 240 million, compared to our operating expenses for the same period in 2022.

	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022	Change

	(USD million)		(%)(1)
Selling, General and Administrative expenses	(4,344)	(4,116)	(5.5)
Other operating income/(expenses)	152	164	(7.3)

Total Operating Expenses	(4,192)	(3,952)	(6.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the three-month period ended 31 March 2023 as compared to the three-month period ended 31 March 2022:

	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022	Change

	(USD million)		(%)(1)
North America	(1,138)	(1,070)	(6.4)
Middle Americas	(878)	(757)	(16.0)
South America	(878)	(754)	(16.4)
EMEA	(645)	(661)	2.4
Asia Pacific	(449)	(467)	3.9
Global Export & Holding Companies	(356)	(406)	12.3

Total	(4,344)	(4,116)	(5.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 4,344 million for the three-month period ended 31 March 2023. This represented an increase of USD 228 million, or 5.5%, as compared to the three-month period ended 31 March 2022. The results for the three-month period ended 31 March 2023 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023 and (ii) currency translation effects.

•

The 2022 and 2023 acquisitions and disposals had no significant impact on our consolidated selling, general and administrative expenses for the three-month period ended 31 March 2023 compared to the three-month period ended 31 March 2022.

•

Our consolidated selling, general and administrative expenses for the three-month period ended 31 March 2023 also reflects a positive currency translation impact of USD 200 million mainly arising from currency translation effects in EMEA, South America and Asia Pacific.

Excluding the effects of the 2022 and 2023 acquisitions and disposals and currency translation, our consolidated selling, general and administrative expenses increased by 10.3%, due primarily to increased sales and marketing investments in our brands and elevated distribution costs and was also partially impacted by the increase in volumes discussed above.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the three-month period ended 31 March 2023 as compared to the three-month period ended 31 March 2022:

	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022	Change

	(USD million)		(%)(1)
North America	8	21	(61.9)
Middle Americas	(2)	2	-
South America	90	69	30.4
EMEA	35	38	(7.9)
Asia Pacific	32	41	(22.0)
Global Export & Holding Companies	(12)	(7)	(71.4)

Total	152	164	(7.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses was USD 152 million for the three-month period ended 31 March 2023. This represented a decrease of USD 12 million, as compared to the three-month period ended 31 March 2022. The results for the three-month period ended 31 March 2023 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023, (ii) the tax credits in Brazil recognized by our subsidiary, Ambev in 2022 and (iii) currency translation effects.

•

The 2022 and 2023 acquisitions and disposals and the 2022 Brazilian tax credits negatively impacted our net consolidated other operating income and expenses by USD 18 million on a net basis for the three-month period ended 31 March 2023 compared to the three-month period ended 31 March 2022.

•	Our net consolidated other operating income and expenses for the three-month period ended 31 March 2023 had no significant currency translation impact.

Excluding the effects of the 2022 and 2023 acquisitions and disposals, Brazilian tax credits and currency translation, our net consolidated other operating income and expenses increased by 7.4%, mainly driven by higher government grants in South America and APAC.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.

For the three-month period ended 31 March 2023, exceptional items included in profit from operations consisted of restructuring charges and business and asset disposal (including impairment losses). Exceptional items were as follows for three-month period ended 31 March 2023 and 2022:

	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022

	(USD million)
COVID-19 costs	-	(9)
Restructuring	(27)	(37)
Business and asset disposal (including impairment losses)	(19)	(4)
AB InBev Efes related costs	-	(46)

Total	(46)	(96)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 27 million for the three-month period ended 31 March 2023 as compared to a net cost of USD 37 million for the three-month period ended 31 March 2022. These charges primarily relate to exceptional organizational alignments resulting from improvement in efficiency and aim to eliminate overlapping organizations or duplicated and manual processes, taking into account the right match of employee profiles with the new organizational requirements.

AB InBev Efes related costs

During the three-month period ended 31 March 2022, we incurred exceptional costs of USD 46 million related to AB InBev Efes, following the discontinuation of exports to Russia and our forfeiture of benefits from the operations of the associate.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the three-month period ended 31 March 2023 as compared to the three-month period ended 31 March 2022:

	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022	Change

	(USD million)		(%)(1)
North America	1,146	1,180	(2.9)
Middle Americas	1,252	1,149	9.0
South America	788	645	22.2
EMEA	190	251	(24.4)
Asia Pacific	461	432	6.8
Global Export & Holding Companies	(381)	(457)	16.6

Total	3,457	3,198	8.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 3,457 million for the three-month period ended 31 March 2023. This represented an increase of USD 259 million, as compared to our profit from operations for the three-month period ended 31 March 2022. The results for the three-month period ended 31 March 2023 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023, (ii) the 2022 Brazilian tax credits, (iii) currency translation effects and (iv) the effects of certain exceptional items as described above.

•

The 2022 and 2023 acquisitions and disposals and the Brazilian tax credits negatively impacted our consolidated profit from operations by USD 33 million for the three-month period ended 31 March 2023 compared to the three-month period ended 31 March 2022.

•	Our consolidated profit from operations for the three-month period ended 31 March 2023 also reflects a negative currency translation impact of USD 241 million.

•

Our profit from operations for the three-month period ended 31 March 2023 was negatively impacted by USD 46 million of certain exceptional items, as compared to a negative impact of USD 96 million for the three-month period ended 31 March 2022. See “Exceptional Items” above for a description of exceptional items that impacted our profit from operations for the three-month period ended 31 March 2023 and 2022.

Excluding the effects of the 2022 and 2023 acquisitions and disposals, the 2022 Brazilian tax credits and currency translation, our profit from operations increased by 16.8%. This increase was most significant in South America, APAC and Middle Americas, mainly due to revenue growth that was partially offset by anticipated commodity cost headwinds and higher selling, general and administrative expenses due primarily to increased sales and marketing investments in our brands and elevated costs of distribution.

Normalized EBITDA

The following table reflects changes in our Normalized EBITDA, for the three-month period ended 31 March 2023 as compared to the three-month period ended 31 March 2022:

	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022	Change

	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	1,639	95	-
Profit attributable to non-controlling interests	409	404	1.2
Profit of the period	2,048	499	-
Net finance cost	862	1,088	(20.8)
Income tax expense	597	524	13.9
Share of result of associates	(50)	(55)	9.1
Exceptional share of results of associates	-	1,143	-
Profit from operations	3,457	3,198	8.1
Exceptional items	46	96	(52.1)
Profit from operations, before exceptional items(2)	3,503	3,294	6.3
Depreciation, amortization and impairment	1,255	1,192	5.3

Normalized EBITDA(3)	4,759	4,486	6.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)

Profit from operations, before exceptional items is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2022 Compared to Year Ended 31 December 2021—Normalized EBITDA” of our 2022 Annual Report for additional information on our definition and use of Profit from operations, before exceptional items.

(3)

Normalized EBITDA is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2022 Compared to Year Ended 31 December 2021—Normalized EBITDA” of our 2022 Annual Report for additional information on our definition and use of Normalized EBITDA.

Our Normalized EBITDA amounted to USD 4,759 million for the three-month period ended 31 March 2023. This represented an increase of USD 273 million, or 6.1%, as compared to our Normalized EBITDA for the three-month period ended 31 March 2022. The results for the three-month period ended 31 March 2023 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2022 and 2023, (ii) the Brazilian tax credits and (iii) currency translation effects. Excluding the effects of the 2022 and 2023 acquisitions and disposals, the 2022 Brazilian tax credits and currency translation, our Normalized EBITDA increased by 13.6%, despite anticipated commodity cost headwinds and increased sales and marketing investments in our brands.

Net Finance Income/(Cost)

Our net finance income/(cost) items were as follows for the three-month period ended 31 March 2023 and 31 March 2022:

	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022	Change

	(USD million)		(%)(1)
Net interest expense	(806)	(846)	4.7
Net interest on net defined benefit liabilities	(21)	(18)	(16.7)
Accretion expense	(183)	(150)	(22.0)
Net interest income on Brazilian tax credits	31	48	(35.4)
Other financial results	(257)	(225)	(14.2)

Net finance cost before exceptional finance results(2).	(1,237)	(1,192)	(3.8)
Mark-to-market(2)	375	231	62.3
Gain/(loss) on bond redemption and other	-	(127)	-

Exceptional net finance income/(cost)(2)	375	104	-

Net finance income/(cost)	(862)	(1,088)	20.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

The financial information for the three-month period ended 31 March 2022 has been amended to conform to the basis of presentation for the three-month period ended 31 March 2023 to reflect the change in classification of mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs.

Our net finance cost for the three-month period ended 31 March 2023 was USD 862 million, as compared to a net finance cost of USD 1,088 million for the three-month period ended 31 March 2022, representing a cost reduction of USD 226 million.

The net finance costs before exceptional financial results increased from USD 1,192 million for the three-month period ended 31 March 2022 to USD 1,237 million for the three-month period ended 31 March 2023.

Exceptional net finance income/(cost) includes a positive mark-to-market adjustment of USD 375 million on derivative instruments related to the hedging of our share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a positive mark-to-market adjustment of USD 231 million for the three-month period ended 31 March 2022.

The number of shares covered by the hedging of our share-based payment programs, the deferred share instrument and the restricted shares, together with the opening and closing share prices, are shown below:

	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022
Share price at the start of the three-month period (in euro)	56.27	53.17
Share price at the end of the three-month period (in euro)	61.33	54.26
Number of derivative equity instruments at the end of the period (in millions)	100.5	100.5

Share of Results of Associates

Our share of results of associates for the three-month period ended 31 March 2023 was USD 50 million as compared to USD 55 million for the three-month period ended 31 March 2022.

Exceptional Share of Results of Associates

Our exceptional share of results of associates for the three-month period ended 31 March 2022 included the non-cash impairment of USD 1,143 million we recorded on our investment in AB InBev Efes.

Income Tax Expense

Our total income tax expense for the three-month period ended 31 March 2023 was USD 597 million, with an effective tax rate of 23.0%, as compared to an income tax expense of USD 524 million and an effective tax rate of 24.8% for the three-month period ended 31 March 2022. The effective tax rates for the three-month period ended 31 March 2023 and 2022 were positively impacted by the non-taxable gains from derivatives related to the hedging of our share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB.

The effective tax rate for the three-month period ended 2023 was negatively impacted by country mix.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 409 million for the three-month period ended 31 March 2023, an increase of USD 5 million from USD 404 million for the three-month period ended 31 March 2022, mainly driven by improved performance for the three-month period ended 31 March 2023, compared to the same period of last year.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the three-month period ended 31 March 2023 was USD 1,639 million compared to USD 95 million for the same period in 2022. Basic earnings per share of USD 0.81 for the three-month period ended 31 March 2023 is based on 2,015 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during this period, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

Underlying profit, attributable to equity holders of AB InBev for the three-month period ended 31 March 2023 was USD 1,310 million. Items excluded from Underlying profit, attributable to equity holders of AB InBev are the after-tax exceptional items discussed above under “—Exceptional Items, “—Net Finance Income/(Cost)” and “—Exceptional Share of Results of Associates” and the impact of hyperinflation accounting.

Underlying EPS for the three-month period ended 31 March 2023 was USD 0.65. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above under “—Exceptional Items, “—Net Finance Income/(Cost)” and “—Exceptional Share of Results of Associates and the impact of hyperinflation accounting.

The increase in profit attributable to our equity holders for the three-month period ended 31 March 2023 was primarily due to the increase in profit from operations discussed above and the exceptional share of results of associates recorded in the three-month period ended 31 March 2022.

	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022

	(USD million)
Profit attributable to equity holders of AB InBev	1,639	95
Exceptional items, before taxes	46	96
Exceptional net finance cost, before taxes (1)	(375)	(104)
Exceptional share of results of associates	-	1,143
Exceptional taxes	(11)	(14)
Exceptional non-controlling interest	(2)	(2)
Hyperinflation impacts	13	(11)

Underlying profit, attributable to equity holders of AB InBev(2)	1,310	1,204

Note:

(1)

The financial information for the three-month period ended 31 March 2022 has been amended to conform to the basis of presentation for the three-month period ended 31 March 2023 to reflect the change in classification of mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs.

(2)

Underlying profit, attributable to equity holders of AB InBev is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2022 Compared to Year Ended 31 December 2021—Profit Attributable to Our Equity Holders” of our 2022 Annual Report for additional information on our definition and use of Underlying profit attributable to equity holders of AB InBev.

	Three-month period ended 31 March 2023	Three-month period ended 31 March 2022

	(USD per share)
Basic earnings per share	0.81	0.05
Exceptional items, before taxes	0.02	0.05
Exceptional net finance cost, before taxes (1)	(0.19)	(0.05)
Exceptional share of results of associates	-	0.57
Exceptional taxes	(0.01)	(0.01)
Hyperinflation accounting impacts in EPS	0.01	(0.01)

Underlying EPS(2)	0.65	0.60

Note:

(1)

The financial information for the three-month period ended 31 March 2022 has been amended to conform to the basis of presentation for the three-month period ended 31 March 2023 to reflect the change in classification of mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs.

(2)

Underlying EPS is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2022 Compared to the Year Ended 31 December 2021—Profit Attributable to Our Equity Holders” of our 2022 Annual Report for additional information on our definition and use of Underlying EPS.

The calculation of earnings per share is based on 2,015 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the three-month period ended 31 March 2023 (31 March 2022: 2,012 million shares).

Adoption of hyperinflation accounting in Argentina

Since 1 January 2018, we have applied hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies for our Argentinean subsidiaries.

The results for the three-month period ended 31 March 2023 were translated at the March 2023 closing rate of 208.99 Argentinean pesos per US dollar. The results for the three-month period ended 31 March 2022, were translated at the March 2022 closing rate of 110.98 Argentinean pesos per US dollar.

The impact of hyperinflation accounting for the period ended 31 March 2023 amounted to USD (31) million decrease in revenue, USD 50 million positive monetary adjustment reported in the finance line and represented USD (0.01) earnings per share excluding exceptional items.

2023 OUTLOOK

We expect our revenue to grow from a healthy combination of volume and price.

Net pension interest expenses and accretion expenses are expected to be in the range of USD 200 to 230 million per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in 2023 to be approximately 4.0%.

We expect net capital expenditure of between USD 4.5 and 5.0 billion in 2023.